VF 4-14-04

80

PROCESSED
APR 22 2004
THOMSON FINANCIAL

SECI 04016912 COMMISSION
19

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# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50649 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ZENON CAPITAL LP

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1010 - 2269 LAKESHORE BLVD. WEST
(No. and Street)

TORONTO (City) ONTARIO (State) M8V 3X6 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GEORGE Z. TATARSKY (416) 255-9020
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
HAWLEY AND COMPANY LLP, CHARTERED ACCOUNTANTS
(Name — *if individual, state last, first, middle name*)

225 WATLINE AVENUE (Address) MISSISSAUGA (City) ONTARIO (State) L4Z 1P3 (Zip Code)

**CHECK ONE:**
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED APR 13 2004

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# ZENON CAPITAL LP

# RECONCILIATION OF NET CAPITAL COMPUTATIONS

# DECEMBER 31, 2003

***per Securities and Exchange Commission (SEC) Rule 17a-5(d)***

| | Dec 31, 2003 |
|---|---|
| **NET CAPITAL - Focus Report Part IIA, December 31, 2003** | **$645,231** |
| **Reconciling items:** | |
| Total Ownership Equity (note 1) | -18,059 |
| Good faith deposit surplus (note 2) | -1,783 |
| Haircuts on securities: | |
| Other securities (note 3) | 0 |
| Undue concentration (note 4) | -1,083 |
| Dividends and fees receivable and rounding | 583 |
| **NET CAPITAL - Audited Form X-17A-5 Part III, December 31, 2003** | **$624,889** |

*Notes:*

| | | |
|---|---|---|
| 1. | Total ownership equity Audited Form X-17A-5 Part III, December 31, 2003 | $798,456 |
| | Total ownership equity Focus Report Part IIA, December 31, 2003 | 816,515 |
| | Difference | -$18,059 |
| | Accounts payable & accrued expenses, understated | -$4,474 |
| | Dividends and fees receivables from non-brokers, overstated | -584 |
| | Inventory of securities owned (offset) | 139,701 |
| | Securities sold, not yet purchased (offset) | -139,701 |
| | Cash, rounding | -1 |
| | Inventory of securities - valuation difference (not marketable securities) | -13,000 |
| | | -$18,059 |
| 2. | This item was not recognized in the Focus Report Part IIA. | |
| 3. | Haircuts -Other securities- Focus Report Part IIA, December 31, 2003 | $113,819 |
| | Haircuts -Other securities- Audited Form X-17A-5 Part III, December 31, 2003 | 113,819 |
| | Difference in Haircuts - Other securities | $0 |
| 4. | Undue concentration Focus Report Part IIA, December 31, 2003 | $19,411 |
| | Undue concentration Audited Form X-17A-5 Part III, December 31, 2003 | 20,494 |
| | Difference in Haircuts - Undue concentration | -$1,083 |

## OATH OR AFFIRMATION

I, GEORGE Z. TATARSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ZENON CAPITAL LP, as of DECEMBER 31, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

GENERAL PARTNER
Title

Notary Public

PAUL MAGNUS FELDMAN, B.A., LL.B.
Barrister/Solicitor/Notary Public
Ste. 200 — 2389 Bloor Street West
Toronto, Ontario M6S 1P6
Tel: 416-762-1397 Fax: 416-767-6282

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*